Exhibit 99.2

July 29, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation regarding Change in Chief Executive Officer

This intimation is in terms of Section 203 of the Companies Act, 2013, the rules made thereunder and Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In this regard, we would like to inform you that Mr. Erez Israeli has been appointed as the Chief Executive Officer (CEO) – Key Managerial Personnel (KMP) of the Company effective August 1, 2019.

Mr. G V Prasad has been re-designated as the Co-Chairman and Managing Director of Dr. Reddy’s and Erez will report to him.

Since joining Dr. Reddy’s as Chief Operating Officer (COO) in April 2018, Erez has spear-headed the transformation agenda of the organization by ensuring clear strategic focus, effective cost management, setting foundations for sustainable performance and driving growth. His appointment as a CEO will help to propel the organization’s growth agenda forward.

This is for your information and records.

With regards,

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)